DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

1082609

DIVISION OF
CORPORATION FINANCE

02010976

NO ACT
P.E 1-14-02
84-05804

January 17, 2002

Donna M. Levy
Senior Counsel
Constellation Energy Group
250 W. Pratt Street
23rd Floor
Baltimore, MD 21201-2437

Act	1934
Section	
Rule	14A-8
Public Availability	1-17-2002

Re: Constellation Energy Group

Dear Ms. Levy:

This is in regard to your letter dated January 14, 2002 concerning the shareholder proposal submitted by the United Brotherhood of Carpenters and Joiners of America for inclusion in Constellation Energy's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Constellation Energy therefore withdraws its December 14, 2001 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Keir Devon Gumbs
Special Counsel

PROCESSED
FEB 01 2002
THOMSON
FINANCIAL

cc: Douglas J. McCarron
General President
United Brotherhood of Carpenters and Joiners of America
101 Constitution Avenue, N.W.
Washington, D.C. 20001

Donna M. Levy
Senior Counsel

250 W. Pratt Street
23rd Floor
Baltimore, Maryland 21201-2437
410 783-3076
410 783-3079 Fax
donna.m.levy@constellation.com

Constellation Energy Group

RECEIVED
DEC 17 2001
365
OFFICE OF CHIEF COUNSEL PROCESSING SECTION WASH. D.C.

December 14, 2001

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Securities Exchange Act of 1934 – Rule 14a-8(i)(10)
Omission of Shareholder Proposal Regarding Statement on Development of Corporate Strategy

Dear Sir or Madam:

Constellation Energy Group, Inc. ("Constellation") has received from the United Brotherhood of Carpenters and Joiners of America (the "Proponent") the shareholder proposal attached as Attachment I (the "Proposal") for inclusion in Constellation's proxy materials for its 2002 annual meeting of shareholders. The resolution provides as follows:

> Resolved, that the shareowners of Constellation Energy Group, Inc. ("Company") hereby urge that the Board of Directors prepare a description of the Board's role in the development and monitoring of the Company's long-term strategic plan. Specifically, the disclosure should include the following: (1) a description of the Company's corporate strategy development process, including timelines; (2) an outline of the specific tasks performed by the Board in the strategy development and the compliance monitoring processes; and (3) a description of the mechanisms in place to ensure director access to pertinent information for informed director participation in the strategy development and monitoring processes. This disclosure of the board's role in the strategy development process should be disseminated to shareowners through appropriate means, whether it be posted on the company's website or sent via a written communication to shareholders.

I. <u>Rule 14a-8(i)(10) – Substantial Implementation</u>

The Proposal violates Rule 14a-8(i)(10) because it has been substantially implemented by Constellation. Constellation has posted on its website (www.constellationenergy.com), a description of the way Constellation's corporate strategy is developed and monitored. A copy of the website description is attached as Attachment II. In addition, Constellation will note in its proxy statement for its 2002 annual meeting that the information is on the website and that a copy will be sent free to any shareholder who requests it. The description includes how corporate strategy is developed, discusses the role management and the Board takes in the development and monitoring process, and access the directors have to information in developing and monitoring strategy.

As stated in the Staff's Texaco, Inc. (March 28, 1991) letter, the determining factor in whether a proposal has been substantially implemented is whether the company's practices compare favorably with the guidelines set forth in the shareholder proposal. See also The Gap, Inc. (March 26, 2001). In the Current Shares, Inc. (July 10, 2001) letter, the Staff also stated that in order for a proposal to be substantially implemented, the Board must have actually taken steps to implement the proposal.

Constellation believes that the disclosure of its corporate strategy process and posting on its website complies exactly with what the Proponent has requested. See the Kaneb Services, Inc. (March 15, 2000) letter wherein the Staff agreed that the shareholder proposal was excludable under Rule 14a-8(i)(10) because the company established the Board committee requested by the shareholder. In addition, Constellation provided the Proponent with a copy of the strategy description and made changes to the description requested by the Proponent in order to ensure that the description addressed the issues of concern to the Proponent prior to posting the description on the website. The description of the strategy development process will remain on Constellation's website and be updated as necessary to reflect changes in the process as they occur.

II. Conclusion

For the reasons set forth above, Constellation maintains that the Proposal may be excluded pursuant to Rule 14a-8(i)(10) from the Company's 2002 proxy materials, and requests that the Staff not recommend any action by the Commission if the Proposal is excluded from the 2002 proxy materials.

Please note that the Company intends to file its proxy materials with the Commission on March 8, 2002. In accordance with Rule 14a-8(j), six copies of this letter and the Proposal are enclosed. A copy of this letter has also been sent to the Proponent. If you have any questions regarding any aspect of this letter, please contact me at 410-783-3076.

Very truly yours,

Donna Levy

Donna M. Levy

Enclosures

Attachment I

Directors' Strategy Development Role Proposal

Resolved, that the shareowners of Constellation Energy Group, Inc. ("Company") hereby urge that the Board of Directors prepare a description of the Board's role in the development and monitoring of the Company's long-term strategic plan. Specifically, the disclosure should include the following: (1) A description of the Company's corporate strategy development process, including timelines; (2) an outline of the specific tasks performed by the Board in the strategy development and the compliance monitoring processes, and (3) a description of the mechanisms in place to ensure director access to pertinent information for informed director participation in the strategy development and monitoring processes. This disclosure of the board's role in the strategy development process should be disseminated to shareowners through appropriate means, whether it be posted on the company's website or sent via a written communication to shareholders.

Statement of Support: The development of a well-conceived corporate strategy is critical to the long-term success of a corporation. While senior management of our Company is primarily responsible for development of the Company's strategic plans, in today's fast-changing environment it is more important than ever that the Board engage actively and continuously in strategic planning and the ongoing assessment of business opportunities and risks. It is vitally important that the individual members of the Board, and the Board as an entity, participate directly and meaningfully in the development and continued assessment of our Company's strategic plan.

A recent report by PriceWaterhouse Coopers entitled "Corporate Governance and the Board – What Works Best" examined the issue of director involvement in corporate strategy development. The Corporate Governance Report found that chief executives consistently rank strategy as one of their top issues, while a poll of directors showed that board contributions to the strategic planning process are lacking. It states: "Indeed, it is the area most needing improvement. Effective boards play a critical role in the development process, by both ensuring a sound strategic planning process and scrutinizing the plan itself with the rigor required to determine whether it deserves endorsement."

The Company's proxy statement provides biographical and professional background information on each director, indicating his or her compensation, term of office, and board committee responsibilities. While this information is helpful in assessing the general capabilities of individual directors, it provides shareholders no insight into how the directors, individually and as a team, participate in the critically important task of developing the Company's operating strategy. The proxy statement indicates the Company has a Long Range Strategy Committee but does not provide the detailed disclosure requested in the resolution. Shareholder disclosure on the Board's role in strategy development would provide shareholders information with which to better assess the performance of the board in formulating corporate strategy. Further, it would help to promote "best practices" in the area of meaningful board of director involvement in strategy development.

We urge your support for this important corporate governance reform.

Attachment II

Website Description

Development of Corporate Strategy

Customer choice and regulatory change has significantly impacted Constellation Energy's business. In response, management and the Board of Directors regularly evaluate our strategies with two goals in mind: to improve our competitive position and to anticipate and adapt to regulatory changes. We have no specific timeframe in which strategy is evaluated, recommended or changed. Rather, the process in place to develop our corporate strategy is a continuous one and by necessity flexible due to the dynamic and constantly evolving nature of our industry.

Because of the rapid changes taking place in our industry, especially in the last several years, evaluation of our strategic alternatives requires constant oversight. To address this need, in January 1999 we appointed a Vice President of Corporate Strategy.. In developing our strategy, the Vice President of Corporate Strategy and his staff in consultation with senior executives, identify strategic alternatives and advise and discuss strategy with the entire management team at regular management meetings, collect competitive intelligence and monitor strategies of other companies in our industry, and work with our subsidiaries on their business plans to ensure the plans are consistent with the strategy.

Strategy development and discussion is also an integral part of the Board of Director's function. Usually, at each Board meeting the Vice President of Corporate Strategy has a presentation on various strategic initiatives and when warranted, recommended changes, followed by a general discussion of those topics by the Board. In addition, individual Board members often discuss strategy with senior executives between Board meetings. In addition, each year the Board has a two to three day retreat where it focuses on strategy and discusses business plans, latest developments in the industry and strategic alternatives in great detail.

Constellation Energy's growth strategy centers on our merchant energy business.

The strategy for our merchant energy business continues to be a leading competitive provider of energy solutions for wholesale customers in North America. To achieve this, our merchant energy business expects to continue to integrate our generation assets with our marketing and risk management operations supported by geographic, fuel, and dispatch diversification. We also expect to accomplish this growth through structured transactions to wholesale customers and by acquiring and developing additional generating facilities when necessary to support our marketing operation. This business will focus on states with strong growth in energy demand and that provide opportunities through ongoing deregulation and the creation of competitive markets. Delays in, or the ultimate form of, deregulation of electric generation in various states (which continues to be impacted by the events in California) may affect our merchant energy business growth initiatives.

The growth of BGE and our retail energy services businesses is expected through focused and disciplined expansion in BGE's service territory.

We also might consider one or more of the following strategies:

- the complete or partial separation of BGE's transmission function,
- mergers or acquisitions of utility or non-utility businesses or assets, and
- sale of generation assets or one or more businesses.

Donna M. Levy
Senior Counsel

250 W. Pratt Street
23rd Floor
Baltimore, Maryland 21201-2437
410 783 3076
410 783 3079 Fax
donna.m.levy@constellation.com

Constellation Energy Group

TRANSMITTED BY FACSIMILE

January 14, 2002

Martin P. Dunn, Associate Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Constellation Energy Group, Inc.
Shareholder Proposal on Corporate Strategy

Dear Marty:

Attached is a letter from the United Brotherhood of Carpenters and Joiners of America withdrawing their shareholder proposal submitted under Rule 14a-8 regarding disclosure of corporate strategy. As a result, please disregard my December 14, 2001 letter to you on this matter.

Please call with any questions.

Very truly yours,

Donna

Donna M. Levy

DML:rjp
Enclosures

01/14/2002 16:24 NO.543 D003
JAN 14 2002 15:17 FR ORG RESOURCES DEPT 202 543 4871 TO 14107833079 P.02/02

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

January 14, 2002

[SENT VIA FACSIMILE 410-783-3079]

Ms. Donna M. Levy
Senior Counsel
Constellation Energy Group
250 W. Pratt Street
23rd Floor
Baltimore, Maryland 21202-2437

Re: Corporate Strategy Shareholder Proposal
For Constellation Energy Group, Inc.

Dear Ms. Levy:

I have had an opportunity to review the proposed disclosure by Constellation Energy Group concerning the role of Company directors in the strategy development process and I find the Company's response to be very constructive. The disclosure will aid shareholders in better understanding the corporate strategy development process and the board of directors role in that important process.

On behalf of the United Brotherhood of Carpenters Pension Fund, I hereby formally withdraw the Director Strategy shareholder proposal submitted by the fund in response to the Company's commitment to post the description of the Company's strategy development process on the Company's website along with a notice in the proxy statement. Thank you for your positive response to the proposal.

Sincerely,

Douglas J. McCarron

cc. Edward J. Durkin
Division of Corporation Finance, U.S. Securities and Exchange Commission

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

** TOTAL PAGE.02 **

Fax Cover Sheet

Constellation Energy Group

250 W. Pratt Street, 23rd Floor
Baltimore, MD 21201

TO: MARTIN P. DUNN FAX: 202-942-9525

FROM: DONNA LEVY PHONE: 410-783-3076
Legal FAX: 410-783-3079
EMAIL: Donna.M.Levy@Constellation.com

DATE: 1/14/02

Number of pages including cover sheet: 3

Message:

If there are any problems with this transmission, please contact Sylvia Faison, (410) 783-3074
